NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Palantir Technologies Inc

NAME OF PERSON RELYING ON EXEMPTION: Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation; Portico Benefit Services; and Missionary Oblates of Mary Immaculate-US

ADDRESS OF PERSON RELYING ON EXEMPTION: Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation; 100 Witherspoon St; Louisville, KY 40202

To: Palantir Technologies Inc’s Shareholders

Subject: 20206 Proxy Statement – Item No. 4: Independent Report on Due Diligence Process

Date: April 28, 2026

Contact: Katie Carter, Presbyterian Life & Witness, Presbyterian Church (U.S.A.), A Corporation; katie.carter@pcusa.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Presbyterian Life & Witness, an agency of the General Assembly of the Presbyterian Church (U.S.A.), through the Presbyterian Church (U.S.A.), A Corporation (the “Filer”), along with co-filers Portico Benefit Services and Missionary Oblates of Mary Immaculate-US, urge shareholders to vote FOR Proxy Item No. 4, Report on the Implementation of Palantir Technologies Inc’s Human Rights Policy regarding Exposure to Human Rights Harms or Violations of International Humanitarian Law in Conflict-Affected and High-Risk Areas (CAHRA). The proposal will be voted on at the June 5, 2026, Annual General Meeting of Palantir Technologies Inc (“Company” or “Palantir”).

Resolved

Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on the due diligence process Palantir uses to determine if customers’ use of its defense-related products, technologies, and services contribute to human rights harms or violations of international humanitarian law (IHL) in conflict-affected and high-risk areas (CAHRA).

Filers of this resolution are requesting additional information and transparency through a report that discusses how risks associated with customers’ use of Palantir’s products and services for defense-related purposes in CAHRA are assessed, mitigated, reported, and remedied. Additionally, the Filer seeks to determine if the Company’s practices align with its public statements and commitments outlined in its Human Rights Policy, and whether additional policies, practices, and governance measures are needed to mitigate future human rights, conflict, and material risks.

Provision of Technology to U.S. Immigration & Customs Enforcement

Palantir has a longstanding and significant business relationship with the U.S. Department of Homeland Security (DHS), including U.S. Immigration & Customs Enforcement (ICE). Since at least 2008, the company has provided ICE with pattern-finding systems—such as Falcon and Investigative Case Management—that have underpinned the agency’s most aggressive tactics, including workplace raids and large-scale enforcement operations.1 A two-year investigation published by Georgetown Law’s Center on Privacy & Technology in 2022 found that, between 2008 and 2021, ICE awarded Palantir a total of $186.6 million in contracts, making the company the agency’s third largest contractor by dollar amount.2 Since the start of President Trump’s second administration in early 2025, Palantir has rapidly expanded its service provision to ICE, generating huge profits for the company.3 According to company disclosures, Palantir has signed over $81 million in technology contracts with ICE since January 2025.4

In August 2025, it was reported that Palantir signed a $30 million contract to deliver a prototype ImmigrationOS platform to ICE, with the contract running through September 2027.5 More recently, reporting indicates that ICE employs a Palantir-developed tool, Enhanced Leads Identification & Targeting for Enforcement (ELITE), that—pulling data from the Department of Health and Human Services—creates maps outlining potential deportation targets and presents information dossiers on each person. Internal ICE material obtained by 404 Media shows a clear link between the technological infrastructure Palantir is building for ICE and the agency’s activities on the ground.6

Palantir claims that ICE’s use of its software “is intended to help enable more rigorous data quality and access to relevant information about non-citizens in order to help minimize risks of errant immigration enforcement actions”.7 The weight of evidence, however, demonstrates that the Company’s continued and expanding provision of services to ICE undermines the Company’s stated commitment to supporting Western liberal democracy and human rights. Spearheaded by ICE, the Trump administration’s immigration enforcement drive has severely impacted fundamental rights of both non-citizens and citizens in the United States. Central to these concerns is the erosion of Due Process (Fifth and Fourteenth Amendments), with expedited removals having been dramatically expanded through the bypassing of immigration courts and denial of individuals’ right to fair hearings.8

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1 Caroline Haskins, ‘ICE is Paying Palantir $30 Million to Build ‘ImmigrationOS’ Surveillance Platform’, WIRED, April 2025, https://www.wired.com/story/ice-palantir-immigrationos/ (accessed April 14, 2026)

2 Center on Privacy & Technology, ‘American Dragnet: Data-Driven Deportation in the 21st Century’, Georgetown Law, May 2022, https://americandragnet.org/sites/default/files/American_Dragnet_report_English_final.pdf (accessed April 14, 2026)

3 Sanya Mansoor, ‘Palantir beats Wall Street expectations amid Trump immigration crackdown’, The Guardian, February 2026, https://www.theguardian.com/technology/2026/feb/02/palantir-financial-results-ice-trump-immigration (accessed April 14, 2026)

4 Yulia Zeng, ‘Palantir Q4 Revenue Surges 70%. AI Monetization Accelerates, Controversy Also Escalating?’, TradingKey, February 2026, https://www.tradingkey.com/analysis/stocks/us-stocks/261542665-palantir-q4-revenue-soars-70-ai-commercialization-accelerates-tradingkey (accessed April 14, 2026)

5 Johana Bhuiyan, ‘Documents offer rare insight on ICE’s close relationship with Palantir’, The Guardian, September 2025, https://www.theguardian.com/us-news/ng-interactive/2025/sep/22/ice-palantir-data (accessed April 14, 2026)

6 Joseph Cox, “ELITE’: The Palantir App ICE Uses to Find Neighborhoods to Raid’, 404 Media, January 2026, https://www.404media.co/elite-the-palantir-app-ice-uses-to-find-neighborhoods-to-raid/ (accessed April 14, 2026)

7 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

8 Kyle Cheney, ‘Judges across the country rebuke ICE for defying court orders’, POLITICO, January 2026, https://www.politico.com/news/2026/01/30/ice-immigration-court-orders-00757894 (accessed April 14, 2026)

Additionally, in communities across the United States, ICE’s “Operation Metro Surge” and other aggressive sweeps have been characterized by violations of the Fourth Amendment, including racial profiling and warrantless home entries.9 The First Amendment is also threatened as heavily militarized law enforcement regularly use excessive force to suppress lawful protests and target journalists reporting on these abuses.10 Finally, ICE operations in the United States pose a serious threat to life. As reported by The Guardian, at least eight people were either killed by federal agents or died while in ICE custody in the first month of January 2026 alone.11

Algorithmic Warfare and AI-Enabled Targeting

Palantir has emerged as a central architect of modern data-centric warfare, with the Company considered a deeply embedded strategic partner for the U.S. Department of Defense (USDoD), the Israel Ministry of Defense (IMoD), and the Ukrainian military. In Ukraine, for example, Palantir’s technologies have been integrated into the work of more than half a dozen Ukrainian agencies since the Russian invasion of 2022, including the Ministry of Defense. The Company’s AI-driven software aggregates satellite imagery, open-source data, drone footage, and reports from the ground to present commanders with military targets and strike options.12 The extent to which Ukraine relies on Palantir’s technologies was emphasized by CEO Alex Karp in 2023, claiming that Palantir is “responsible for most of the targeting in Ukraine”.13

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9 ACLU, ‘ICE and Border Patrol Abuses’, American Civil Liberties Union, 2026, https://www.aclu.org/issues/immigrants-rights/ice-and-border-patrol-abuses (accessed April 14, 2026)

10 Reporters Without Borders, ‘USA: ICE must respect journalists’ rights by following its own rules’, Reporters Without Borders, October 2025, https://rsf.org/en/usa-ice-must-respect-journalists-rights-following-its-own-rules (accessed April 14, 2026)

11 Melissa Hellmann, ‘Eight people have died in dealings with ICE so far in 2026. These are their stories’, The Guardian, January 2026, https://www.theguardian.com/us-news/2026/jan/28/deaths-ice-2026- (accessed April 14, 2026)

12 Vera Bergengruen, ‘How Tech Giants Turned Ukraine Into an AI War Lab’, February 2024, TIME, https://time.com/6691662/ai-ukraine-war-palantir/ (accessed April 15, 2026)

13 Jeffrey Dastin, ‘Ukraine is using Palantir’s software for ‘targeting,’ CEO says’, Reuters, February 2023, https://www.reuters.com/technology/ukraine-is-using-palantirs-software-targeting-ceo-says-2023-02-02/ (accessed April 15, 2026)

Palantir is rightly proud of its work in defense of democracy and sovereignty in Ukraine. For example, the Company claims that its work with the U.S. and its allies contributes to the defense of “democratic institutions and (a) rules-based order…(that) while imperfect, has been foundational to the protection of human rights worldwide”.14 However, significant concerns surround the use of Palantir’s technologies by other client states’ militaries, notably the U.S. and Israel. Specifically, a growing body of evidence points to the fact that Palantir’s technologies are supporting operations—carried out by the U.S. and Israel—that actively undermine the global rules-based order and are characterized by strikes that violate human rights and international humanitarian law (IHL). As detailed below, evidence from Gaza, Lebanon, Venezuela, and Iran calls into question Palantir’s claim that “by engaging with the defense sector, (it) is positioned to help promote and support ethically defensible outcomes”.15

The hallmark of Palantir’s algorithmic warfare work with the U.S. military is an AI-enabled targeting platform, the Maven Smart System (MSS). According to Palantir, MSS’ capabilities “drastically enhance the speed and accuracy of software-enabled workflows, improving operational decision-making through human machine teaming”. MSS uses computer vision and machine learning to automatically detect objects in satellite and drone feeds, bridging the gap between intelligence and action by flagging potential targets for human approval and signaling the appropriate weapons systems for kinetic strikes. MSS serves as a core component of the USDoD’s Defense Combined Joint All Domain Command and Control infrastructure, with the platform integrated across the Army, Air Force, Space Force, Navy, and Marine Corps. In 2026, MSS was designated an official program of record by the USDoD, locking in multi-year funding and establishing it as a protected line item within the Future Years Defense Program.16

During Operation Epic Fury—the U.S.-Israeli bombing campaign against Iran, which was unilaterally initiated without congressional authorization and has been deemed a violation of international law by many legal scholars17—Palantir’s MSS was used to identify targets in hundreds of strikes throughout Iran as part of a broader AI-enabled warfighting decision support system. These strikes have resulted in thousands of civilian casualties and included the destruction of protected civilian infrastructure.18 Additionally, in February 2026 The Wall Street Journal reported that Palantir technology enabled U.S. SOUTHCOM to use Anthropic’s Claude 4 model during Operation Absolute Resolve in January 2026. The operation saw U.S. military forces intervene in Venezuela, kidnapping the country’s President, and transferring him to the United States to face charges of drug trafficking.19 Operation Absolute Resolve is largely acknowledged to have been a violation of international law, including the prohibition on the use of force enshrined in the United Nations Charter.20

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14 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

15 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

16 Palantir, ‘Palantir Expands Maven Smart System AI/ML Capabilities to Military Services’, Palantir, September 2024, https://investors.palantir.com/news-details/2024/Palantir-Expands-Maven-Smart-System-AIML-Capabilities-to-Military-Services/ (accessed April 14, 2026); David Jeans, ‘Pentagon to adopt Palantir AI as core US military system, memo says’, Reuters, March 2026, https://www.reuters.com/technology/pentagon-adopt-palantir-ai-as-core-us-military-system-memo-says-2026-03-20/ (accessed April 14, 2026)

17 Emad Mekay, ‘Operation Epic Fury’, International Bar Association, March 2026, https://www.ibanet.org/Operation-Epic-Fury (accessed April 14, 2026); Dannenbaum et al., ‘Over 100 International Law Experts Warn: U.S. Strikes on Iran Violate UN Charter and May Be War Crimes’, Just Security, April 2026, https://www.justsecurity.org/135423/professors-letter-international-law-iran-war/ (accessed April 14, 2026)

18 Shabibi and Croft, “We want to use it for everything’: How Project Maven became central to America’s AI-powered warfare’, The Independent, March 2026, https://www.independent.co.uk/news/world/americas/project-maven-ai-us-airstrike-iraq-anthropic-b2929138.html (accessed April 14, 2026); Abdallah and Alaaeldin, ‘How many people have been killed in the Iran war?’, Reuters, March 2026, https://www.reuters.com/world/middle-east/how-many-people-have-been-killed-us-israel-war-iran-2026-04-07/ (accessed April 14, 2026); Barnes et al., ‘U.S. at Fault in Strike on School in Iran, Preliminary Inquiry Says’, The New York Times, March 2026, https://www.nytimes.com/2026/03/11/us/politics/iran-school-missile-strike.html (accessed April 14, 2026)

19 Ramkumar et al., ‘Pentagon Used Anthropic’s Claude in Maduro Venezuela Raid’, The Wall Street Journal, February 2026, https://www.wsj.com/politics/national-security/pentagon-used-anthropics-claude-in-maduro-venezuela-raid-583aff17 (accessed April 14, 2026)

20 Dill et al., ‘Expert Comment: The illegality of the US attack against Venezuela is beyond debate - how the world reacts is critical’, University of Oxford, January 2026, https://www.ox.ac.uk/news/2026-01-07-expert-comment-illegality-us-attack-against-venezuela-beyond-debate-how-world-reacts (accessed April 15, 2026)

In addition to Palantir’s deep integration within the U.S. military, the Company has a longstanding relationship with the Israel Ministry of Defense (IMoD) and Israel Defense Forces (IDF). Following Hamas’ attack against Israeli civilians and military personnel on October 7, 2023, which included the commission of war crimes, and the subsequent escalation of conflict and violence in Gaza and the Occupied Palestinian Territory (OPT), Palantir surged capacity to the region, responding to an increased demand for its technology from the country.21 In early 2024, Palantir agreed to a strategic partnership with the IMoD “to harness Palantir’s advanced technology in support of war-related missions”.22

Though Palantir has denied claims that the Company is responsible for developing, in whole or in part, automated targeting systems used by the IDF in Gaza or elsewhere,23 reporting has linked Palantir’s AI platform and support services to the IDF target identification processes, including the “Lavender”, “the Gospel”, and “Where’s Daddy?” programs.24 Specifically, it is alleged that Palantir’s AI-driven technology has been integrated into the IDF’s target and tracking platforms, automating the find-fix-target process and contributing to a shortening of the so-called “kill chain”—essentially increasing the frequency with which the IDF can identify, track, and strike targets. The International Criminal Court and legal scholars have found credible evidence that military operations carried out by the IDF in Gaza—including targeted and systematic strikes against civilians and civilian infrastructure—constitute international crimes.25 Additionally, Palantir’s relationship with the IMoD and the IDF, including the alleged use of its technology in AI-enabled targeting platforms, exposes the Company to allegations of facilitating recent Israeli operations and strikes in Iran, Lebanon, and Syria, which have been characterized by high levels of civilian harm and potential violations of international law and IHL.26

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21 Marissa Newman, ‘Palantir Supplying Israel With New Tools Since Hamas War Started’, Bloomberg, January 2024, https://www.bloomberg.com/news/articles/2024-01-10/palantir-supplying-israel-with-new-tools-since-hamas-war-started (accessed April 14, 2026)

22 Marissa Newman, ‘Thiel’s Palantir, Israel Agree Strategic Partnership for Battle Tech’, Bloomberg, January 2024, https://www.palantir.com/assets/xrfr7uokpv1b/3MuEeA8MLbLDAyxixTsiIe/9e4a11a7fb058554a8a1e3cd83e31c09/C134184_finaleprint.pdf (accessed April 14, 2026)

23 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

24 James Bamford, ‘How US Intelligence and an American Company Feed Israel’s Killing Machine in Gaza’, The Nation, April 2024, https://www.thenation.com/article/world/nsa-palantir-israel-gaza-ai/ (accessed April 14, 2026); Yuval Abraham, “A mass assassination factory’: Inside Israel’s calculated bombing of Gaza’, +972 Magazine, November 2023, https://www.972mag.com/mass-assassination-factory-israel-calculated-bombing-gaza/ (accessed April 14, 2026); United Nations Human Rights, ‘Gaza: UN experts deplore use of purported AI to commit ‘domicide’ in Gaza, call for reparative approach to rebuilding’, OHCHR, April 2024, https://www.ohchr.org/en/press-releases/2024/04/gaza-un-experts-deplore-use-purported-ai-commit-domicide-gaza-call (accessed April 14, 2026)

25 Karim Khan KC, ‘Statement of ICC Prosecutor Karim A.A. Khan HC: Applications for arrest warrants in the situation in the State of Palestine’, International Criminal Court, May 2024, https://www.icc-cpi.int/news/statement-icc-prosecutor-karim-aa-khan-kc-applications-arrest-warrants-situation-state (accessed April 14, 2026); Bart Meijer and Stephanie Van den Berg, ‘Experts including Amal Clooney back ICC’s Khan on arrest warrant request’, Reuters, May 2024, https://www.reuters.com/world/middle-east/experts-including-amal-clooney-back-iccs-khan-arrest-warrant-requests-2024-05-21/ (accessed April 14, 2026); Global Centre for the Responsibility to Protect, ‘Populations at Risk: Israel and the Occupied Palestinian Territory’, Global Centre for the Responsibility to Protect, March 2026, https://www.globalr2p.org/countries/israel-and-the-occupied-palestinian-territory/ (accessed April 14, 2026)

26 Abby Sewell, ‘Children killed in Lebanon as Israeli strikes hit homes far from front lines of war with Hezbollah’, The Washington Post, April 2026, https://www.washingtonpost.com/world/2026/04/15/lebanon-children-killed-israel-war-hezbollah-beirut/12eb45bc-3889-11f1-90c4-9772c7fabc03_story.html (accessed April 15, 2026); Syrian Network for Human Rights, ‘Three Civilians Killed and 34 Others Wounded in Israeli Bombing targeting the Ministry of Defense’, Syrian Network for Human Rights, July 2025, https://snhr.org/blog/2025/07/19/three-civilians-killed-and-34-others-wounded-in-israeli-bombing-targeting-the-ministry-of-defense-headquarters-in-damascus-on-july-16-2025/ (accessed April 15, 2026); ACLED, ‘Iran: Where and how US-Israeli strikes are harming civilians’, ACLED, April 2026, https://acleddata.com/report/iran-where-and-how-us-israeli-strikes-are-harming-civilians (accessed April 15, 2026)

More broadly, away from the human rights harms associated with Palantir’s provision of services to specific national militaries, the Company’s involvement in AI-enabled decision support and targeting systems raises serious concerns with regards to the acceleration of military decision making and subsequent increases in civilian harm. International legal experts and academics have noted that the growing reliance on such platforms risks accelerating decision-making to the point where opportunities for critical assessment are reduced or eliminated, displacing the contextual, qualitative judgment essential to lawful proportionality determinations and normalizing civilian harm.27

The Company’s Actions Contradict Company Policy

Notwithstanding Israel’s right to defend itself in the wake of the atrocities carried out by Hamas on October 7, 2023, Palantir’s posture on Israel since that time raises serious concerns given the manner in which the Israeli military has prosecuted operations in Gaza, Occupied Palestinian Territory, Lebanon, and Iran. Though Palantir’s C-suite executives continue to proudly vocalize their support for Israel, it cannot reasonably be claimed that Israel’s military and intelligence forces have conducted their operations in respect of international human rights and IHL. The United Nations, respected human rights organizations, and international legal bodies have documented a plethora of violations amounting to war crimes and crimes against humanity perpetrated by Israeli forces.28

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27 Jessica Dorsey, ‘The erosion of human(e) judgement in targeting? Quantification logics, AI-enabled decision support systems and proportionality assessments in IHL’, International Committee of the Red Cross, International Review, December 2025, https://international-review.icrc.org/articles/the-erosion-of-humane-judgement-in-targeting-quantification-logics-ai-enabled-decision-support-systems-and-proportionality-assessments-in-ihl-930 (accessed April 15, 2026)

28 Global Centre for the Responsibility to Protect, ‘Populations at Risk: Israel and the Occupied Palestinian Territory’, Global Centre for the Responsibility to Protect, March 2026, https://www.globalr2p.org/countries/israel-and-the-occupied-palestinian-territory/ (accessed April 14, 2026)

Palantir states that “governments, and not technology companies, are charged with managing the decisions, judgments, and ultimate consequences associated with the resolution of complex critical problems”. However, faced with credible evidence of violations perpetrated by Israeli military forces, and rapidly increasing civilian harm throughout the Middle East, there must come a time when Palantir reassesses its continued vocal support for, and provision of technology to, the IDF and IMoD.29 Notably, Palantir has repeatedly highlighted its refusal to work with China due to human rights violations, raising the question as to why the Company continues to work with Israel despite clear evidence of widespread and systematic human rights violations.

Surveillance and Predictive Policing

Palantir has publicly denied any involvement in the provision of surveillance technology and/or predictive policing, claiming that the Company is not a surveillance company and “does not currently sell, market, or offer ‘predictive policing tools’ for (its) law enforcement customers”.30 However, Palantir is attempting to deny involvement in state surveillance by employing a narrow, technical definition of its services. This definition focuses on the software’s mechanics, rather than its end-use and outcomes. The Company positions itself as a data processor rather than a data-controller, arguing that the legal and ethical responsibility for how its data is used rests solely with government clients who collect and own data.31 By resorting to such distinctions, Palantir effectively creates a rhetorical firewall that obscures a growing body of evidence which suggests that the Company provides the essential analytical tools and services that undergird mass-surveillance and predictive policing systems, enabling state enforcement and targeting processes.

Reports—including from the UN Special Rapporteur on the situation of human rights in the Palestinian Territory occupied since 1967—allege that Palantir AI systems are used by Israeli security forces for surveillance and predictive policing of Palestinians in Gaza and the West Bank.32 Israeli security forces’ use of these systems is not based on current criminal activity but on projections from statistical profiling information drawn from combined data taken from license plate readers, law enforcement databases, facial recognition cameras, public records, email providers, employment records, school and medical records, credit and bank statements, mental health diagnoses, business documentation, family relationships, prison visitations, and social media posts. These systems—based on a presumption of guilt applied to entire populations—supposedly identify individuals who are likely to launch attacks against Israel, facilitating pre-emptive arrests.33

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29 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

30 Palantir, ‘Proposals - Palantir Opposition Statement’, Palantir, April 2026.

31 Palantir, ‘Correcting the Record: Response to the September 15, 2025 American Conservative Article on Palantir’, Palantir, September 2025, https://blog.palantir.com/correcting-the-record-response-to-the-recent-american-conservative-article-on-palantir-6b88f8ea6b65 (accessed April 15, 2026); Palantir, ‘Correcting the Record: Responses to the May 30, 2025 New York Times Article on Palantir, Palantir, June 2025, https://blog.palantir.com/correcting-the-record-responses-to-the-may-30-2025-new-york-times-article-on-palantir-55b60ae107da (accessed April 15, 2026)

32 Francesca Albanese, ‘From economy of occupation to economy of genocide: Report of the Special Rapporteur on the situation of human rights in the Palestinian territories occupied since 1976’, OHCHR, July 2025, https://www.ohchr.org/en/documents/country-reports/ahrc5923-economy-occupation-economy-genocide-report-special-rapporteur (accessed April 15, 2026)

33 Human Rights Watch, ‘Questions and Answers: Israeli Military’s Use of Digital Tools in Gaza’, Human Rights Watch, September 2024, https://www.hrw.org/news/2024/09/10/questions-and-answers-israeli-militarys-use-digital-tools-gaza (accessed April 16, 2026)

Palantir’s involvement in the provision of technology and services that contribute to Israel’s surveillance and predictive policing of Palestinians constitutes a material risk for the Company, exposing it to allegations of facilitating a broad range of human rights harms including unlawful surveillance, invasion of privacy, denial of fundamental rights, arbitrary detention, and the abuse and torture of Palestinian detainees.34 As outlined above, Palantir’s provision of technology and services to ICE and other federal agencies implicates the company in the mass-surveillance and tracking of both citizens and non-citizens in the United States.35

Divestments by Major Asset Managers

Palantir’s provision of technology to rights-violating entities has resulted in divestment by major global asset managers. In the third quarter of 2024, Storebrand Asset Management (Storebrand) divested its holdings in Palantir, citing concerns that the Company’s sales of products and services to Israel for use in the occupied Palestinian territories risks contributing to violations of international humanitarian law and human rights.36 Storebrand, based in Norway, manages more than €125 billion in assets.

More recently, in April 2026, ABP—the Netherlands’ largest pension fund for government and educational professionals—divested over €800 million in shares from Palantir. While ABP does not comment on individual divestments, a spokesperson for the firm emphasized that it wants to invest in a “financially and socially responsible” way and that it “weighs up return, risk, costs, and how sustainable and responsible an investment is when making investment decisions”.37 ABP’s decision to divest from Palantir followed an investigation by Follow The Money—published in January 2026—that catalyzed significant criticism of the fund’s investment in the Company.38

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34 The Arab Center for the Advancement of Social Media, ‘Israel’s Surveillance Industry and Human Rights: Impact on Palestinians and Worldwide’, The Arab Center for the Advancement of Social Media, December 2023, https://7amleh.org/post/7amleh-center-issues-a-report-on-israel-s-surveillance-industry-and-its-impact-on-human-rights (accessed April 15, 2026)

35 Steven Hubbard, ‘ICE to Use ImmigrationOS by Palantir, a New AI System, to track Immigrants’ Movements’, American Immigration Council, August 2025, https://www.americanimmigrationcouncil.org/blog/ice-immigrationos-palantir-ai-track-immigrants/ (accessed April 15, 2026)

36 Storebrand Asset Management, ‘Sustainable Investment Review, Q3 2024’, Storebrand Asset Management, 2024, https://www.storebrand.com/sam/uk/asset-management/insights/perspectives/perspectives-folder/sustainable-investment-review-q3-2024 (accessed April 27, 2026)

37 NL Times, ‘Largest Dutch pension fund cuts ties with controversial tech firm Palantir’, NL Times, April 2026, https://nltimes.nl/2026/04/02/largest-dutch-pension-fund-cuts-ties-controversial-tech-firm-palantir (accessed April 27, 2026)

38 Follow The Money, ‘Pensienfonds ABP investeert honderden miljoenen in omstreden techbedrijf Palantir’, Follow The Money, January 2026, https://www.ftm.nl/artikelen/abp-investeert-honderden-miljoenen-in-techbedrijf-palantir (accessed April 27, 2026)

Growing Demand for Strong CAHRA Risk Management

The United Nations Guiding Principles on Business and Human Rights (UNGPs), which Palantir references in its Proxy Statement, require companies to conduct heightened human rights due diligence (hHRDD) in conflict-affected areas due to the acute nature of risks in these contexts. This evolving regulatory landscape is matched by growing concern among investors and corporate leaders. An August 2024 study by the Thinking Ahead Institute found that 84 percent of the 26 largest investors named “geopolitical confrontation” as a top-three systemic risk.39 Furthermore, a survey of 1,200 CEOs revealed that 97 percent had altered investment plans due to geopolitical volatility, and more than one-third relocated operations in response to conflict-related risks.40

Current Disclosures are Insufficient to Understand Mitigation of Material and Salient Risks

In its Opposition Statement, Palantir argues that our resolution is unnecessary as the proposed third-party report on its due diligence would not provide additional material information beyond what has already been made public.

However, while the Filer applauds Palantir for efforts undertaken to develop a Human Rights Policy (HRP) in compliance with the UNGPs and other regulations, there is a lack of publicly available information describing the systems, standards, and processes used to implement the HRP in the defense-, surveillance-, and policing-related sales and uses referenced above. Given the evidence of Palantir’s defense clients’ involvement in violations of human rights and IHL, the Filer—rather than relying on unsupported internal claims—seeks an independent third-party review to ensure all salient and material risks are being properly identified, assessed, and mitigated.

Conclusion

We therefore urge shareholders to vote FOR Item 4.

For further information, please contact: Katie Carter at katie.carter@pcusa.org.

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39 Thinking Ahead Institute, ‘World’s largest investors increasingly concerned on ‘systemic risks, August 2024, Thinking Ahead Institute, https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks (accessed April 16, 2026)

40 EY, ‘The CEO Imperative: How will CEOs respond to a new recession reality?’, January 2023, EY, https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/private-business/documents/ey-ceo-outlook-pulse-survey-jan-2023-global-report.pdf (accessed April 16, 2026)

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